One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

January 29, 2021

VIA EDGAR

Mr. Jeff Foor

Senior Counsel

Mr. Tony Burak

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terra Income Fund 6, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form N-2, Filed January 25, 2021

File No. 333-251166

Dear Mr. Foor and Mr. Burak:

This letter sets forth the responses of our client, Terra Income Fund 6, Inc. (the “Company”), to the verbal comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided on January 28, 2021, regarding the Company’s registration statement on Form N-2 (SEC File No. 333-251166), as originally filed December 7, 2020 (the “Registration Statement”), as amended by Pre-Effective Amendment No. 1, filed January 25, 2021. The Company is concurrently filing Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments.

For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. Unless otherwise indicated, page references in the responses refer to Amendment No. 2.

Accounting Comments

1.	Comment: In your Statement of Assets and Liabilities, please confirm that none of the amounts reflected in “cash and cash equivalents” included any marketable securities, short-term or otherwise. In addition, please confirm all marketable securities owned by the Company are reflected on the Company’s Schedule of Investments.

As of September 30, 2020, the Company owned one marketable security, which is reported as a separate line item entitled “Marketable securities, at fair value – non-controlled” on its Statement of Assets and Liabilities on page F-2. The Company confirms that the amounts reported as “Cash and cash equivalents” on its Statement of Assets and Liabilities as of September 30, 2020, included only cash balances held by the Company and excluded the one marketable security owned by the Company. Further, the Company confirms that the one marketable security owned by the Company as of September 30, 2020, is reported under the heading “Marketable securities – non-controlled” on its Schedule of Investments beginning on page F-6. The Company further advises the Staff that, as of December 31, 2019, the Company owned no marketable securities, as currently disclosed in the Registration Statement.

Disclosure Comments

1.	Comment: In “Risk Factors—Risks Related to Our Business and Structure,” you note that your loan portfolio is concentrated in a limited number of industries and borrowers, which may subject you to a risk of significant loss. Please further highlight this risk in the Prospectus Summary section and where appropriate.

In response to the Staff’s comment, the Company added disclosure on pages 9 and 21 that further highlights the Company’s concentration risk under the headings “Prospectus Summary — Risk Factors — Risks Related to Our Business and Structure” and “Risk Factors — Risks Related to Our Business and Structure,” respectively. In addition, the Company has further highlighted its concentration risk by bolding certain text on pages 21 and 54 under the headings “Risk Factors — Risks Related to Our Business and Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Loan Investment Portfolio,” respectively.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	Vikram S. Uppal, Chairman of the Board, Chief Executive Officer and President
Gregory M. Pinkus, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary
Terra Income Fund 6, Inc.
Martin H. Dozier
Michael J. Kessler
Alston & Bird LLP